February 01, 2007

e-SIM Ltd.

SKY Mobile Media, Inc.

SKY Mobile Media (Israel) Ltd.

Dear Sirs,

Re: Closing of Asset Purchase and Exclusion of Charges

The undersigned, Israel Discount Bank Ltd. (“Bank”), hereby agrees and confirms as follows:

1.
To the sale of the assets of e-SIM Ltd. (“e-SIM”) pursuant to that certain Asset Purchase Agreement between e-SIM, SKY MobileMedia (Israel) Ltd. (“SKY Israel”) and SKY MobileMdeia, Inc. (“SKY”) dated September 28, 2006 (the “Asset Purchase Agreement”), and all transactions contemplated thereby, which shall constitute an Asset Sale for the purpose of the letter issued by e-SIM to the Bank dated June 14, 2006 and amended on October 31, 2006 (the letter, as amended, the “Letter”).

2.
Notwithstanding any charge (fixed or floating), pledge, lien, encumbrance or other surety or right of the Bank in or to any of the assets of e-SIM, regardless of ranking or status (the “Encumbrances”), the Bank hereby irrevocably agrees and consents to the transfer of all or any of the assets of e-SIM to SKY Israel and/or SKY pursuant to and materially in accordance with the Asset Purchase Agreement, and the Bank shall not have and hereby waives any and all demands, claims and rights in or to such assets and/or against SKY or SKY Israel in connection therewith.

3.	The Bank hereby irrevocably undertakes and declares that, subject to and upon the receipt of an amount equal to US$560,000 (five hundred and sixty thousand Dollar)):

3.1
To purchase 495,833 (four hundred and ninety five thousand, eight hundred and thirty three) ordinary shares of e-SIM in an amount of US$ 460,000 (four hundred and sixty thousand and ninety Dollar) the payment whereof will be effected by a set-off against the remaining amount of the Utilized Credit (as such term is defined in the Letter) only; .;

3.2	To waive and forgive any other indebtedness and obligations of e-SIM to the Bank, including, the Utilized Credit which shall be deemed repaid and satisfied in full;

3.3
Without hindering the performance of the Asset Purchase Agreement, to cause that all Encumbrances imposed by the Bank or registered for the benefit of the Bank, be promptly removed from any register, including the register of the Bank and of the Registrar of Companies;

3.4	To cancel the CD (as defined in the Letter), and;

3.5	All Encumbrances shall be null and void and of no further force or effect.

This letter is issued for the benefit of the addresses listed above, is irrevocable and supersedes any prior agreements in this respect. Should the amount detailed in Section 3 hereto not be received by February 15, 2007, the Bank's consent herein contained shall be of no force and effect.

Yours sincerely,

Israel Discount Bank Ltd.

By:	By:
Title:	Title:

Agreed and accepted:

e-SIM Ltd.

By:
Title: